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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              MICROSEMI CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, par value $.20 per share
                         (Title of Class of Securities)


                                    595137100
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------                        ------------------------------
CUSIP No. 595137100                 13G                    Page  2  of  6  Pages
--------------------------                        ------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NORMAN J. WECHSLER

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
    NUMBER OF     5    SOLE VOTING POWER
     SHARES            1,930,664 (including 1,283,985 shares issuable upon
  BENEFICIALLY         conversion of convertible securities of the Issuer)
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           13,070 (including 11,070 shares issuable upon conversion
     PERSON            of convertible securities of the Issuer)
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       1,930,664 (including 1,283,985 shares issuable upon
                       conversion of convertible securities of the Issuer)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       13,070 (including 11,070 shares issuable upon conversion
                       of convertible securities of the Issuer)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,943,734

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       20.2%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

                                  SCHEDULE 13G

Item 1(a).            Name of Issuer:

                      MICROSEMI CORPORATION

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      2830 S. Fairview Street
                      Santa Ana, CA 92704

Item 2(a).            Name of Person Filing:

                      This Schedule 13G is filed on behalf of Norman J. Wechsler (the "Reporting Person").

Item 2(b).            Address of Principal Business Office or, If None,
                      Residence:

                      Suite 310
                      105 South Bedford Road,
                      Mount Kisco, New York  10549

Item 2(c).            Citizenship:

                      The Reporting Person is a United States citizen.

Item 2(d).            Title of Class of Securities:

                      Common Stock, par value $.20 per share.

Item 2(e).            CUSIP Number:

                      595137100

Item 3.               Type of Reporting Person:

                      Not applicable

Item 4.               Ownership:

                      (a)    Amount Beneficially Owned:

                      At December 31, 1996, the Reporting Person beneficially owned 1,943,734 shares of Common Stock, which amount includes (i) 1,610,644 shares of Common Stock owned by Wechsler & Co., Inc., a broker/dealer registered under
                      Section 15 of the Act, of which Norman J. Wechsler is the majority shareholder, Chairman of the Board and



                                Page 3 of 6 Pages

                      President, including 963,985 shares issuable upon conversion of $13,062,000 principal amount of 5-7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the Issuer; (ii) 320,000 shares issuable upon conversion of a $600,000 principal amount of 10% Convertible Subordinated Note of the Issuer (the "Note");
                      (iii) 2,000 shares of Common Stock owned by a trust for the benefit of Mr. Wechsler's minor son, David J. Wechsler, of which Norman J. Wechsler and his spouse, Sharon C. Wechsler, are co-trustees (the "Trust"); and
                      (iv) 11,070 shares issuable upon conversion of $150,000 principal amount of Debentures beneficially owned by the Wechsler & Co., Inc. Profit Sharing Trust (the "Profit Sharing Trust").

                      Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities attributed to the Trust. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Trust.

                      (b)    Percentage of Class:

                      20.2% beneficially owned by the Reporting Person

                      (c)    Number of Shares as to Which Such Person Has:

                             (i)    sole power to vote or direct the vote:

                                    1,930,664 shares (including 1,283,985 shares issuable upon conversion of the Debentures owned by Wechsler & Co., Inc. and the Note).

                             (ii)   shared power to vote or direct the vote:

                                    13,070 shares of Common Stock, of which
                                    2,000 are beneficially owned by the Trust and 11,070 shares which are beneficially owned by the Profit Sharing Trust (such 11,070 shares are issuable upon conversion of Debentures owned by such Profit Sharing Trust).


                                Page 4 of 6 Pages

                          (iii) sole power to dispose or direct the disposition of:

                                    1,930,664 shares (including 1,283,985 shares issuable upon conversion of the Debentures owned by Wechsler & Co., Inc.
                                    and the Note).

                             (iv)   shared power to dispose or direct the
                                    disposition of:

                                    13,070 shares of Common Stock, of which
                                    2,000 are beneficially owned by the Trust and 11,070 shares which are beneficially owned by the Profit Sharing Trust (such 11,070 shares are issuable upon conversion of Debentures owned by such Profit Sharing Trust).

Items 5-10.                  Not applicable.




                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 1997



                                                 /s/ Norman J. Wechsler
                                                 -----------------------
                                                 Norman J. Wechsler







                                Page 6 of 6 Pages